Exhibit 2

Cogdell Spencer Inc.
Public Offering of Common Stock

November 1, 2005

Citigroup Global Markets Inc.
Banc of America Securities LLC
As Representatives of the several Underwriters,
c/o BANC OF AMERICA SECURITIES LLC
9 West 57th Street
New York, NY 10019

Ladies and Gentlemen:

     This letter is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”), among Cogdell Spencer Inc., a Maryland corporation (the “Company”), Cogdell Spencer L.P., a Maryland limited partnership, and each of you as representatives of a group of Underwriters named therein, relating to an underwritten public offering of Common Stock, $0.01 par value (the “Common Stock”), of the Company.

     In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent of each of you, offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for such Common Stock, enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether settled by delivery of Common Stock or other securities, or publicly disclose an intention to effect any such transaction, for a period of one hundred and eighty days after the date of the Underwriting Agreement. Notwithstanding the foregoing, the undersigned may the undersigned may transfer shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for such Common Stock (1) to make a bona fide gift, (2) to make a charitable contribution for estate planning purposes, or (3) a transfer for the benefit of an immediate family member.

     Notwithstanding the foregoing, if: (1) during the last 17 days of the one hundred eighty day lock-up period the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the one hundred eighty day lock-up period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the one hundred eighty day lock-up period, the restrictions imposed by this letter shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

     If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated.

Yours very truly,

/s/ James Cogdell